OCEAN ENERGY, INC .
1984 Isaac Newton Square West, Suite 202,
Reston, VA 20190

August 12, 2008

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Office of Small Business

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:

Request for acceleration of the effective date of the Registration Statement on Form S-1 of Ocean Energy, Inc.

Form S-1 Filed July 3, 2008

File No. 333-151747

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form S-1 Registration Statement of Ocean Energy, Inc. be declared effective on Thursday, August 14, 2008 at 4:00PM or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

Ocean Energy, Inc. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call or our attorney, Joseph I. Emas at 305-531-1174.

Yours truly,

By: /s/ VALENTYNA STUPENKO

Valentyna Stupenko

Chief Executive Officer

Date:  August 12, 2008